Nasdaq Regulation



Joseph Cusick
Vice President
Market Surveillance

October 14, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 14, 2025, The Nasdaq Stock Market (the "Exchange") received from Republic Power Group Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Class A Ordinary Shares, par value $0.000625 per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,